Exhibit 99.2

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Six Months Ended December 31, 2008	Form 51-102F1

EFFECTIVE DATE

This Management Discussion and Analysis (“MD&A”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company”) for the six months ended December 31, 2008 and incorporates certain information from the prior three fiscal years. In order to better understand the MD&A, it should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended June 30, 2008. These financial statements have been prepared by management in accordance with Canadian generally accepted accounting policies (“GAAP”).  All dollar amounts referred to in this MD&A are expressed in US dollars except where indicated otherwise. The effective date of this Management Discussion and Analysis is February 27, 2008.  This MD&A contains statements that constitute “forward-looking statements” and other cautionary notices (Refer to “Forward Looking Statements and Estimates” on page 10).

DESCRIPTION OF BUSINESS

The Company is evaluating and developing geothermal power projects, principally in Nevada and Oregon. Geothermal electricity is generated by conventional turbines, driven by hot, high pressure water and steam from underground geothermal reservoirs. Cool water is re-injected into the reservoir where it is reheated to be used again in a continuous cycle. The result is clean, renewable, sustainable electric power.

Geothermal power plants use proven technology to produce base load power for growing utilities, particularly those located in states, such as Nevada and Oregon, with Renewable Portfolio Standards (“RPS”) that require generation from renewable resources. The Company’s view is that demand is strong and growing from both utility and private customers, and that the value of electricity and environmental credits will increase in the future. Among sources of renewable power, geothermal is particularly attractive, since it provides steady base load electricity that is not dependent upon the weather (as it is with wind and solar).

The geothermal business offers both low revenue risk and low construction risk, as a result of public utility commitments to long term power purchase contracts and, as long as they are available, fixed price engineering, procurement and construction (“EPC”) agreements. Operating risk is reduced by proven technology and annual operating costs that are modest relative to capital costs. Among the major risks are the cost of exploration and development (drilling), and access to and the cost of capital for large investments in exploration, development and construction. The Company and/or its wholly owned US subsidiary, Nevada Geothermal Power Company (“NGPC”), hold leases on four properties: Blue Mountain, Pumpernickel and Black Warrior, all located in Nevada, and Crump Geyser located in Oregon.

OVERALL PERFORMANCE

The Company’s short term strategy is the development of its Blue Mountain property, establishing revenue and earnings as well as organizational capabilities as rapidly as possible. In this regard, the Company has made significant progress.

By September 30, 2008, a third party geothermal consulting company had estimated the Company’s Blue Mountain resource at 40 MW (net) (90% probability), and the Company had signed a Power Purchase Agreement (“PPA”) with Nevada Power Company (name changed to NV Energy (“NVE”) on September 22, 2008) for the sale of power from production capacity of up to 35 MW (net). The Company had signed a Large Generator Interconnection Agreement (“LGIA”) with Sierra Pacific Power Company (name changed to NV Energy (“NVE”) on September 22, 2008) for up to 75 MW, and had contracted with Ormat Nevada Inc. (“Ormat”, NYSE:ORA) for construction of a 49.5 MW (gross) power plant – approximately 40 (net) MW. The Company had drilled four production wells capable of producing between approximately 27.5 and 29.5 MW (net) of power, and one of the successful production wells can be used for injection if this proves advantageous. The Company had obtained all licenses and permits available without detailed engineering, contracted all transmission line rights of way and concluded a fixed price approximately $4.5 million transmission line contract with Wilson Utility Construction Co. In addition, the Company closed a financing with Trust Company of the West (“TCW”), a major New York based investment management firm, for up to $180 million and issued a Full Notice to Proceed (“FNTP”) to Ormat, representing a commitment of approximately $76 million. As at September 30, 2008, Ormat had completed approximately one quarter of the construction.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Six Months Ended December 31, 2008	Form 51-102F1

During the quarter ended December 31, 2008, the Company completed wells 89-11, 58A-15 and 57-15, began drilling well 14-14, negotiated a revised PPA contract with NVE (to improve pricing and to increase power sales consistent with the size of the resource and the plant under construction), and continued EPC work. On November 12, 2008, following a review of detailed engineering, the State of Nevada issued a Chemical Accident Prevention Plan (“CAPP”) permit to construct the contracted power plant. At December 31, 2008, the construction by Ormat was approximately 42% complete. Well 58A-15 is a successful injector well. Wells 89-11 and 57-15 are not commercial, pending further work. Subsequent to the quarter end, the Company completed well 14-14 and began drilling wells 17-14 and 15-14. Well 14-14 encountered a very hot production zone, and has yet to be flow tested.

On October 3, 2008, the US federal government extended production tax credits for geothermal projects until the end of 2010, favourably affecting the Company’s project at Blue Mountain, Nevada. Subsequent to the quarter end, on February 17, 2009, the President of the United States signed into law the American Recovery and Reinvestment Act of 2009 (“ARRA”) containing several provisions favourably affecting the Company’s projects. Most importantly, production tax credits were extended through 2013.

GEOTHERMAL PROPERTY INTERESTS

As at December 31, 2008, the Company’s geothermal property interests comprised the following:

1)  Blue Mountain Geothermal Property – Humboldt County - Nevada

The property is located about 32 km (22 miles) west of the town of Winnemucca.  The Company has leased the geothermal mineral interest in 17 land sections covering 4,445 hectares (10,984 acres) from the Bureau of Land Management (“BLM”), Burlington Northern Santa Fe (“BNSF”), Nevada Land and Resource Company (“NLRC”), Crawford and DeLong Ranch, and RLF Nevada Properties. The Company holds a 100% geothermal mineral interest, and is entitled to explore, develop, and produce any geothermal resources located on the properties. At the property, a shallow thermal anomaly covers 10 km² (4 mi²).

The first production well, 26A-14, was completed in September 2006 to a total depth of 858 m (2815 ft). A third party geothermal consulting company determined that data from flow-test results are indicative of a prolific well, with the potential to produce 7 MW (net) of power.  On December 11, 2006, a temperature survey from 26A-14 recorded a maximum temperature of 192°C (378°F).

A second production well, 23-14, was completed September 17, 2007 to a total depth of 1041m (3415 ft). At 1036m (3400 ft), a temperature of 190°C (374°F) was recorded.  A third party geothermal consulting company determined that data from flow-test results are indicative of another prolific well, with the potential to produce 7.5  MW (net) of power.

A third production well, 25-14, was completed January 14, 2008 to a total depth of 722m (2370 ft). Flow testing encountered temperatures of 192°C (378°F). A third party geothermal consulting company determined that data from flow-test results are indicative of a third prolific well, with the potential to produce 7.5 MW (net) of power.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Six Months Ended December 31, 2008	Form 51-102F1

Well, 58-15, was completed May 8, 2008, and it can be used for injection or production. Production and injection tests indicate the highest temperatures yet (213°C, 415°F) at Blue Mountain. A third party geothermal consulting company determined that data from flow test results indicate the potential to produce 8.4 MW (net) of power. Nevertheless, since wells 13-11 and 89-11 encountered poor permeability north east of the first three production wells, the Company decided to focus injection in the south west and use well 58-15 as an injector. Well 58A-15, also in the south west, was completed as a successful injector during November.

Prior to calendar year end, the Company began drilling well 14-14. Subsequent to the year end, well 14-14 encountered a strong production zone with temperatures similar to those in 58-15. It has yet to be flow tested. Well 57-15, completed during the most recent quarter, did not encounter the anticipated shallow injection zone. Deeper drilling is planned. The Company is currently drilling wells 17-14 and 15-14.

2)  Pumpernickel Geothermal Project – Humboldt County - Nevada

The Company has private and federal geothermal leases comprising a total holding of 2,810 hectares (6,942 acres). The leases include 1,275 hectares (3,151 acres) of land located approximately 16 km (10 miles) from Newmont’s Lone Tree Mine and leased under an agreement with Newmont USA Ltd, 1405 hectares (3471 acres) leased from BLM, 1045 hectares (2,582 acres) transferred from Ormat with an agreement to provide preferred equipment pricing in exchange for $15,000 and a right of first refusal to supply Pumpernickel power plant equipment, and 129 hectares (320 acres) under four private leases negotiated during the most recent quarter.  The lease transferred from Ormat is encumbered by an overriding (0.5%) royalty interest payable to Ehni Enterprises Inc.

A maximum temperature of 135°C (275°F) was recorded on bottom in a well drilled by Magma Power Company in 1974 to 919 m (3071 ft).  Four thermal gradient holes drilled in September 2005, defined temperature gradients between 75-200°C/km.  Geothermal water samples obtained from drilling and hot springs, analyzed by Thermochem Labs, indicate geothermometry of 220°C (428°F).

A third party geothermal consulting company completed a deep slim well design in March 2007. A seismic survey, completed in the 4th quarter of fiscal 2007, was analyzed in conjunction with the prior data, and it highlighted target drilling areas.

In September 2007, a third party consultant prepared a report regarding structural geological analysis of seismic reflection data in Pumpernickel Valley that may indicate permeable pathways for up-flowing geothermal fluids. That report also helps identify potential drilling targets for geothermal exploration. Gas sampling and a thorough review of geochemical and geological data, coupled with a new gravity-seismic interpretation of structural targets, resulted in a better understanding of the reservoir and helped confirm a deep exploration well target.

Three additional thermal gradient wells were completed between March 30 and April 8, 2008. Two of these wells revealed temperature gradients higher than 100°C/km. The third was the highest, and this new information helped confirm a deep exploration well target. An additional study to evaluate the distribution of shallow ground temperatures was completed in September 2008. A deep exploratory well is planned when funding is available.

Three exploratory water supply boreholes drilled to ~140 feet, and a subsequent fourth borehole to 280 feet successfully identified a low total dissolved solids (TDS) groundwater source suitable for use in cooling towers, and for exploration drilling support. Four permanent water well locations have been identified.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Six Months Ended December 31, 2008	Form 51-102F1

NGP terminated the option agreement with Sierra Geothermal Power Corp., a TSX Venture listed company (“SRA”) December 19, 2008. SRA had an option to earn a 50% joint venture interest in the Pumpernickel geothermal land under lease to NGP. Under the terms of the option, Sierra was to provide funding for the Pumpernickel work program, make a final cash payment and issue common shares of SRA to NGP by December 15, 2008. Sierra did not meet its commitments.

3)  Black Warrior Project – Washoe and Churchill Counties - Nevada

The Company has a total of 2,539 hectares (6,273 acres) of both private land and federal lands including water and surface rights.  The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, and the Company has an option to purchase the royalty interest for $1 million. A gravity survey was conducted July 14, 2007 through July 25, 2007.

Field reconnaissance and data reviews are continuing. A thermal anomaly contour map helped identify a target location for an exploration well, to assess deep resource temperatures, fluid characteristics and geothermometry. A well pad has been graded and minor improvements to a short section of road have been completed. Future plans include further improvements to access roads, and investigation of additional surface exploration methods including: geophysical procedures, a study to assess very shallow ground temperature distributions and further geological mapping.

4)  Crump Geyser Project – Lake County - Oregon

The Crump Geyser project is located 48 km (30 mi) east of Lakeview, Oregon. In August 2005, the Company acquired leases at Crump Geyser, totaling 2,916 hectares (7,205 acres) of private land.  The private leases are subject to a royalty of 3.5% of gross revenues from the sale or use of electricity.

In 1959, a 512m (1,680 ft) well, drilled by Magma Power Company, spontaneously erupted a few days after it was abandoned. The well flowed boiling water into the air continuously for six months and then reverted to irregular eruptions. Although the geyser is currently plugged, boiling water still rumbles at depth and bubbles to the surface.

A three point Schlumberger resistivity survey performed in January 2006 showed a strong anomaly (highly conductive area) that appeared to be approximately 6 km2 (2 mi2).

A third party geothermal consulting company reported a 40MW (90% probability) geothermal resource, a most likely resource of 60MW, and a deep reservoir temperature of 150°C ± 10°C (300°F ± 15°F), based on the results to date. A geochemist with Thermochem Labs was retained to evaluate the geothermometry, and subsequently confirmed the reservoir temperature.

During May through August, 2008 a review of geochemical and thermal data, new structural mapping, and field reconnaissance identified targets for drilling shallow and intermediate depth thermal gradient wells. In August 2008, a third party consultant completed a comprehensive report covering permitting issues pertaining to leases, exploration, and power plant development in Oregon. Well designs, drilling programs and drilling permit applications are in progress and will be submitted to the Oregon Department of Geology and Mineral Industries prior to planned drilling later in 2009.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Six Months Ended December 31, 2008	Form 51-102F1

FINANCIAL SUMMARY

During the quarter ended December 31, 2008, the Company continued developing its Blue Mountain, Nevada property by completing wells 89-11, 58A-15 and 57-15, beginning well 14-14, negotiating a revised PPA contract with NVE to improve pricing and increase power sales consistent with the size of the resource and the plant under construction, and continuing EPC work.  At quarter end the Ormat EPC contract was approximately 42% complete. Given the extent of project work and the size and scope of US dollar investment in NGP Blue Mountain 1 LLC (“NGP1”), as at October 1, 2008, the Company changed its reporting currency to US dollars. The change better reflects the Company’s business activities comprising construction of a geothermal power plant in Nevada and associated US dollar borrowing.

Until plant startup, operating expenses remain primarily those of the Canadian office, and are incurred in Canadian dollars. While they are a small part of the Company’s total expenditures Canadian dollar denominated operating expenses dominate the current and prior period income statements. Consequently, we include the table below showing Canadian dollar operating expenses and prior period comparison.

	For the Three Month Period		For the Six Month Period
	Ended December 31,		Ended December 31,
	2008	2007	2008	2007
		(expressed in CDN dollars)
Operating Expenses
Accounting and audit	$15,700	26,676	$116,959	$34,176
Administration	283,277	199,760	535,262	310,469
Accretion of asset retirement obligation	21,932	5,480	42,227	10,766
Accretion of cash settlement option	200,201	-	200,201	-
Amortization	24,730	16,638	45,266	22,172
Consulting fees	137,544	30,837	296,900	176,496
Conventions and publishing	119,622	118,030	189,281	151,647
Investor relations	200	36,976	11,250	68,178
Insurance	14,647	14,687	29,295	31,485
Legal	31,145	43,845	85,800	100,183
News dissemination	3,448	5,703	10,833	13,169
Office expenses	37,778	41,653	75,420	66,734
Recruitment fee	-	131,200	-	131,200
Rent and telephone	34,229	35,212	66,973	62,259
Stock-based compensation	18,849	31,639	145,106	118,086
Transfer agent and regulatory fees	20,130	14,914	24,992	25,354
Travel and business development	27,654	55,134	89,481	99,758

	991,086	808,384	1,965,246	1,422,132

Other Income
Interest income	222,273	77,854	297,230	191,681
Option proceeds in excess of mineral property costs	-	108,511	-	105,169

	222,273	186,365	297,230	296,850

Net Loss for the period	(768,813)	(622,019)	(1,668,016)	(1,125,282)

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Six Months Ended December 31, 2008	Form 51-102F1

During the quarter ended December 31, 2008 the Company’s net loss was Cdn $768,813 (US$649,538, or US$ 0.01 per share) compared to a loss for the quarter ended December 31, 2007, of Cdn $622,019 (US$619,313, or US$0.01 per share). The (Cdn $) net loss increase results from growth in operating expenses and elimination of the proceeds in excess of mineral property costs.

Operating expenses continue to increase with the size and scope of operations as the Company continues to invest in its Blue Mountain project. Administration and consulting costs of Cdn $420,821 (2007 – Cdn $230,597) increased as the number of employees, as well as the size and complexity of operations, increased. Convention and publishing costs as well as legal, investor relations, travel, transfer agent and regulatory fees of Cdn $198,751 (2007 – Cdn $268,899) declined primarily as a result of a reduction in third party investor relations services and the lack of financing activity during the quarter. The one time recruitment fee, associated with NGP Inc. hiring the employees of Fairbank Engineering, did not recur during 2008.

Proceeds in excess of mineral property costs were eliminated since Sierra Geothermal Power stopped funding its commitment under the Pumpernickel option agreement.

Losses are partially offset by interest income Cdn $222,273 (2007 – Cdn $77,584). The increase during the most recent quarter results from interest from Bank of the West on cash securing project letters of credit

SUMMARY OF QUARTERLY RESULTS

	Period	Revenue	Loss	Loss (income)
			(Income)	per share
				(Basic and fully diluted)

2nd	Quarter 2009	$ Nil	$649,538	$0.01
1st	Quarter 2009	$ Nil	$863,207	$0.01
4th	Quarter 2008	$ Nil	$1,390,055	$0.01
3rd	Quarter 2008	$ Nil	$615,057	$0.01
2nd	Quarter 2008	$ Nil	$619,313	$0.01
1st	Quarter 2008	$ Nil	$491,575	$0.01
4th	Quarter 2007	$ Nil	$583,137	$0.01
3rd	Quarter 2007	$ Nil	$1,058,208	$0.02

The loss for the disclosed periods results primarily from the operating expenses (people and associated costs), offset by interest income and, until recently, option proceeds in excess of mineral property costs associated with the Pumpernickel joint venture agreement. The Company’s operating expenses also relate to the financial resources available and the development work undertaken.  Consequently, observable trends may not be meaningful.

The current trend is generally increasing losses as the Company grows and develops its most advanced geothermal project at Blue Mountain. Normalized overhead expenses are growing as a result of increasing activity. The Company’s cash expenses, some of which are billed to the Blue Mountain project, are approximately Cdn $800,000 per quarter. Management anticipates that the Company will incur losses until its Blue Mountain project is in commercial operation.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Six Months Ended December 31, 2008	Form 51-102F1

TRANSACTIONS WITH RELATED PARTIES

During the six months ended December 31, 2008 and 2007, the following payments were made or accrued for payment to directors, officers, former officers and to companies controlled by directors of the Company:

	2008	2007

Administration	$192,803	$193,403
Director fees	$42,837	$30,327
Consulting, including financing success fee – geothermal	$1,061,026	$465,981
Rent	$-	$11,484

Administration is mainly comprised of salary paid to the CEO and CFO, who are also directors and/or officers of the Company, during the normal course of their employment. Geothermal consulting fees primarily result from success fees paid to a director of the Company in connection with successfully arranging the loan with TCW. The Company estimates success-based financing fees, associated with the Blue Mountain project, will reach $2.6 million.

As at December 31, 2008, a total of $528,092 was owing to directors, officers and companies controlled by directors of the Company. This amount is included in accounts payable and accrued liabilities, is unsecured and payable on demand. A portion ($451,250) of the payable balance results from an extension of payment terms provided by the relevant Company Director, deferring one half the TCW success fee to January, 2009 in return for 5% (annualized) interest.

OFF-BALANCE SHEET ARRANGEMENTS

As at December 31, 2008, the Company had provided $2.2 million letters of credit under revised terms of an expanded 20-year PPA concluded November 3, 2008 with NVE, a  $1.37 million letter of credit to secure the grid interconnection investment (also contracted with NVE), and a $15 million letter of credit to Ormat to secure EPC payments.

Ormat has the right to draw upon the $15 million EPC letter of credit if the Company fails to make required payments. NVE has the right to draw upon the letters of credit in the following circumstances: 1. if the Company fails to make any required payments under the contract; 2. if the letter of credit is not renewed by the required date or; 3. if certain conditions regarding the credit rating of the issuing financial institution are not met.

The letters of credit are cash collateralized by deposits at Bank of the West, a AA- rated US bank and Royal Bank of Canada.

The Note Purchase Agreement with Trust Company of the West includes a cash settled option, exercisable at the loan maturity for a payment equal to 1% of the option value. The option will be valued at 7.5% of the Blue Mountain project value at that time.

The Note Purchase Agreement with Trust Company of the West includes a further 0.5% cash settled option at loan maturity for each US $1 million drawn in excess of $ 170 million, a maximum 5% if the entire $ 180 million loan commitment is drawn.

The Company has a Commitment Letter from MS Greenrock, a wholly owned subsidiary of Morgan Stanley, to provide funding for tax equity financing prior to commercial operation. It is anticipated these funds will pay down a substantial portion of the TCW loan.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Six Months Ended December 31, 2008	Form 51-102F1

The Company has no other material off-balance sheet arrangements, such as guarantee contracts, derivative instruments or any other obligations that trigger financing, liquidity, market or credit risk to the Company.

ACTUAL AND PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, if appropriate, would be presented to the Board for consideration. There were no transactions during the quarter.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Consistent with its accounting policies, during the year ended June 30, 2008, the Company began recording construction in progress that will be depreciated over the 30 year estimated life of the Company’s power plant.

Effective October 1, 2008 the Company changed its reporting currency to the US dollar. The change in reporting currency is to better reflect the Company’s business activities comprising primarily the construction of the geothermal power plant facility in Nevada and the associated US dollar denominated financing.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, restricted cash, marketable securities, accounts payable and accrued liabilities, term debt, deferred construction payables, and cash settlement option. The debt is recorded at amortized cost. The fair value of the remaining instruments approximates their carrying value.

Cash equivalents include money market based investments and term deposits where maturity is less than ninety days or that may be liquidated at the Company’s option without significant penalty. The amounts invested are in excess of amounts protected by the Canadian and US Government deposit insurance programs and, as a result of cash collateralizing the Ormat and NVE letters of credit, the Company holds a large investment in certificates of deposit at Bank of the West, an AA- (S&P) rated western US bank.

OUTSTANDING SHARE DATA

The Company has authorized unlimited common shares, without par value, 25,000,000 first preferred shares, without par value, and 25,000,000 second preferred shares without par value. Refer to Note 9 of the financial statements. As of the date of this report, the Company had 94,547,504 common shares outstanding, 8,055,000 stock options outstanding at various exercise prices and future dates,  19,202,000 share purchase warrants outstanding exercisable at Cdn $1.10 per warrant expiring at February 28, 2009, 1,846,160 agents’ units, exercisable at Cdn $0.65 per unit, expiring March 1, 2009 and 1,050,000 agents’ options, exercisable at Cdn $1.00 per option, expiring November 15, 2009.  Each Cdn $0.65 unit consists of one common share and one share purchase warrant. Each Cdn $1.00 agent option is exercisable into one common share.

At the effective date of this MD&A, if all of these options and warrants were exercised, a total of 126,546,824 common shares would be issued and outstanding.

INVESTOR RELATIONS

The Company employs Ms. Shelley Kirk as Director, Investor Relations.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Six Months Ended December 31, 2008	Form 51-102F1

CAPITAL RESOURCES AND LIQUIDITY

The Company does not have operations that generate positive cash flow.  At December 31, 2008 the Company had $3,904,215 in cash and equivalents on hand, and a working capital deficit of $14,868,118.

The TCW loan allows draws every 30 days. Some of the Company’s payables, including the construction holdback, are due beyond 30 days. The Company does not draw funds until necessary and, consequently, the Company is able to manage with negative working capital and will continue to do so in order to minimize interest expense.

Cash on hand at December 31, 2008 includes approximately Cdn $2.4 million in the parent company accounts. In addition, the parent company has over-contributed to the Blue Mountain project by approximately $1.8 million, and can draw these funds from the TCW loan. The Company will not draw these funds until necessary, so that interest expense is minimized.

Historically, the Company’s activities were funded by proceeds from private placements of the Company’s securities, the exercise of incentive share purchase options and of share purchase warrants, US Department of Energy funding on certain properties, earn-in interests on certain properties, a $20 million bridge loan and $15 million letters of credit with Glitnir Banki hf.

On August 29, 2008, the Company closed a financing with TCW for up to $180 million. The Company believes these funds will be sufficient to complete its investment in the Blue Mountain project and, as a result, the Company is expecting to generate revenue and earnings by early 2010. The Company is dependent upon successfully raising additional funds through a tax equity financing with MS Greenrock LLC, a subsidiary of Morgan Stanley, and for its continuing operations and additional projects.

Historically, the Company has been able to complete all of its exploration activities and to meet its financial commitments.  While it has been successful to date, there is no assurance that the Company will be successful in obtaining future funding.

RISKS AND UNCERTAINTIES

Due to risks and uncertainties, including the risks and uncertainties identified below and elsewhere in this MD&A, actual events may differ materially from current expectations.

By its very nature, geothermal exploration and development involves a high degree of risk, and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop it to profitable production. The Company competes with other geothermal enterprises, some of which have greater resources, to explore and to develop geothermal concessions. These resources include money, personnel, consultants, and equipment.

In the short term, management believes the primary risks to the Company relate to the cost of resource development (drilling) and the tax equity financing. Exploration and development costs, as a result of unsuccessful wells, are above those budgeted and while the Company estimates drilling can be completed within the available TCW funds, there is no assurance of it, and it is likely some portion of the last $10 million TCW funding will be drawn. If TCW funds are fully drawn, one result is payment of the previously discussed 5% increase in the size of the cash settled option, at loan maturity. In addition, the Company has a commitment to tax equity financing from MS Greenrock LLC, a wholly owned subsidiary of Morgan Stanley that will monetize substantial Blue Mountain project tax benefits. Blue Mountain’s economic return and TCW loan compliance are dependent upon this financing. The Company is assessing the impact of recent changes in the tax equity market.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Six Months Ended December 31, 2008	Form 51-102F1

The Company is at risk from changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to current favorable tax incentives with respect to production tax credits, changes in technological, and operational hazards in the Company’s exploration, construction and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company.  These factors may impact upon the Company’s ability to finance its programs and to carry out operations.

As a result of cash collateralizing the Ormat and NVE letters of credit, the Company holds a large investment in certificates of deposit at Bank of the West, an AA- (S&P) rated Western US bank.

During 2008 the Company requested an extension of time to re-file US taxes for the years 2004, 2005, and 2006 and make certain elections that improve projected tax benefits.  As of the date of this report, subsequent to the December 31, 2008 the Company received approval to re-file tax returns for 2005 and 2006. Tax benefits relating to 2004 were small in relation to the years 2005 and 2006.

The Company operates in both Canada and the United States, and is subject to currency fluctuations. The exploration activities expose the Company to potential environmental liabilities relating to the development of the geothermal concessions in accordance with United States laws and regulations.

There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged. However, management is not aware of any impediment to its ownership of these properties

FORWARD LOOKING STATEMENTS AND ESTIMATES

This MD&A contains estimates of geothermal resources. By its very nature, the estimation of resources is uncertain and involves subjective judgments about many factors. The accuracy of any such estimates is a function of the quality and quantity of available data, of the assumptions made and of the judgments used in the engineering, geological, and geophysical interpretations, which may ultimately prove to be unreliable. There can be no assurance that these estimates will be accurate or that such geothermal resources can be successfully and economically exploited.

Except for statements of fact related to the Company, certain statements made herein may constitute “Forward-Looking Statements”. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and investigation and acquisition of new projects. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate,” and other similar words, or statements that certain events or conditions “may” or “will” occur. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties, and no assurance can be given that actual results will be consistent with these forward-looking statements.  Forward looking statements are based on the beliefs, opinions and estimates of management at the date the statements are made, current expectations at that date - and these by their inherent nature entail various risks, uncertainties and other unknown factors. Consequently, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Some important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” contained immediately before this section. Therefore the reader is cautioned not to place undue reliance on forward-looking statements.  Further, the Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, of future events, or otherwise except as may be required under applicable securities legislation.

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NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Six Months Ended December 31, 2008	Form 51-102F1

OTHER INFORMATION

The Company’s web site address is www.nevadageothermal.com. A copy of this management discussion and analysis, the 2008 audited financial statements, previously published management discussions and analyses, previously published financial statements, and other information, is available on the Company’s web site or on the SEDAR website at www.sedar.com.  The Company is listed on the TSX Venture Exchange with the trading symbol “NGP” and OTC Bulletin Board in the United States under the symbol “NGLPF”.

APPROVAL

The Audit Committee of the Company has approved the disclosure contained in this management discussion.

DISCLAIMER

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the Company. The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented. Further, certain data included in this document may be historical in nature.  Consequently, it may not have been verified by the Company’s technical staff, and therefore it should not be relied upon.

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